SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34914; File No. 812-15396

JPM Private Markets Fund, et al.

May 10, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: JPMorgan Private Markets Fund; J.P. Morgan Investment Management Inc.; Courier Private Equity Fund L.P.; Florida Sunshine State Fund L.P.; PEG Aggregator 2022 L.P.; PEG Aggregator 2023 L.P.; PEG Co-Investment Fund L.P.; PEG Global Private Equity VIII L.P.; PEG Global Private Equity IX L.P.; PEG Global Private Equity X (HOLDING) L.P.; PEG Global Private Equity XI (HOLDING) L.P.; PEG HO Private Equity Fund L.P.; PEG U.S. Corporate Finance VII L.P.; PEG Venture Capital VI L.P.; PEG Welborn Private Equity Fund L.P.; PEG Z Global Private Equity Fund L.P.; Red River Venture Capital Fund II L.P.; UISIF Private Equity Fund L.P.; Teamsters Joint Council No. 83 Of Virginia Pension Fund Private Equity Fund L.P.; 2018 Private Equity Fund L.P.

<u>Filing Dates</u>: The application was filed on October 13, 2022, and amended on January 13, 2023 and March 29, 2023.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 5, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

<u>ADDRESSES</u>: The Commission: Secretarys-Office@sec.gov. Applicants: Carmine Lekstutis, carmine.lekstutis@jpmorgan.com; Rajib Chanda, rajib.chanda@stblaw.com; Ryan P. Brizek, ryan.brizek@stblaw.com.

<u>FOR FURTHER INFORMATION CONTACT</u>: Shayna Gilmore, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

<u>SUPPLEMENTARY INFORMATION</u>: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated March 29, 2023, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at, at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

      For the Commission, by the Division of Investment Management, under delegated

authority.

                               Sherry R. Haywood
                               Assistant Secretary